Exhibit 7

Unaudited computation of ratio of earnings to fixed charges1

Six months ended 30 September 2012 £m

Financing costs per IFRS consolidated income statement	954
One-third of rental expense	363
Interest capitalised	5
Fixed charges[2]	1,322

Loss before taxation	(492)
Share of result in associates	(3,221)
Fixed charges	1,322
Dividends received from associates	1,117
Preference dividend requirements of a consolidated subsidiary	(43)
Interest capitalised	(5)
Loss	(1,322)

Deficit	(2,644)

Notes:

1                  All of the financial information presented in this exhibit is unaudited.

2                  Fixed charges include (1) interest expensed; (2) amortised premiums, discounts and capitalised expenses related to indebtedness; (3) an estimate of the interest within rental expense; and (4) preference security dividend requirements of a consolidated subsidiary. These include the financing costs of subsidiaries and joint ventures.